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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ended September 30, 2023
Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.
(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd
10 Bressenden Place
London, SW1E 5DH
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒             Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Navigator Holdings Ltd. on November 13, 2023: Navigator Holdings Ltd. third Quarter 2023 Results (Unaudited)
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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date:	By:	/s/ Gary Chapman
November 13, 2023	Name:	Gary Chapman
	Title:	Chief Financial Officer
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 Exhibit 1

Navigator Holdings Ltd. Third Quarter 2023 Results
(Unaudited)
Highlights
•On November 13, 2023, the Board declared a cash dividend of $0.05 per share of the common stock of Navigator Holdings Ltd. (the "Company", “Navigator”,"we", "our" and "us") (NYSE: NVGS), for the quarter ended September 30, 2023 (the “Dividend”). The Dividend will be payable on December 21, 2023, to all shareholders of record as of the close of business New York time on December 7, 2023 which would have equated to a quarterly dividend payment of $3.7 million.
•As part of the Capital Return Policy for the quarter ended September 30, 2023, Navigator expects to repurchase approximately $1.1 million of the Company’s common stock (the “Share Repurchases”) between November 16, 2023 and December 31, 2023, subject to operating needs, market conditions and other circumstances, such that the Dividend and Share Repurchases together equal 25% of net income for the quarter ended September 30, 2023.
•The company reported operating revenue of $137.8 million for the three months ended September 30, 2023, compared to $106.8 million for the three months ended September 30, 2022.
•Net Income attributable to stockholders' of Navigator Holdings Ltd. was $19.1 million for the three months ended September 30, 2023, compared to $2.4 million for the three months ended September 30, 2022.
•Earnings per share was $0.26 for the three months ended September 30, 2023, compared to $0.03 per share for the three months ended September 30, 2022.
•Adjusted earnings per share, to exclude unrealized gains or losses on non-designated derivative instruments was $0.27 for the three months ended September 30, 2023, compared to a loss of $0.07 for the three months ended September 30, 2022.
•Adjusted EBITDA(1) was a record since the Company's IPO of $72.2 million for the three months ended September 30, 2023, compared to $41.5 million for the three months ended September 30, 2022.
•Fleet utilization increased to 93.4% for the three months ended September 30, 2023, compared to 84.9% for the three months ended September 30, 2022.
•Average daily time charter equivalent ("TCE") was $26,278 for the three months ended September 30, 2023, compared to $22,022 for the three months ended September 30, 2022.
•The Ethylene Export Terminal had a throughput during the third quarter of 2023 totaling 249,857 metric tons, compared to 189,140 metric tons during the third quarter of 2022.
•In September 2023, we purchased an aggregate of $9.0 million of the 2020 Bonds in the open market using cash on hand. These purchased 2020 Bonds have not been canceled or redeemed and the Company intends to hold the bonds to maturity.
•On October 25, 2023 the Company announced a new investment alongside Yara Growth Ventures to acquire a 14.5% interest in Azane Fuel Solutions for 2.7 million EUR (approximately $3 million). The first green ammonia bunkering units are scheduled to be delivered in 2025 enabling low carbon fuel offering to shipowners.

Ethylene Export Terminal

The Ethylene Export Terminal had a throughput during the third quarter of 2023 totaling 249,857 metric tons, compared to 189,140 metric tons during the third quarter of 2022.

We, together with Enterprise Products Partners L.P, our joint venture partner, have agreed to the Terminal Expansion Project, which is expected to increase the export capacity from approximately one million tons per year to at least 1.55 million tons. Long lead items have already been ordered and construction, which is expected to be completed in the fourth quarter of 2024, has commenced. The total capital contributions required from us to the Export Terminal Joint Venture for the Terminal Expansion Project are expected to be approximately $125 million which the Company expects to finance using existing cash resources, distributions from the Export Terminal Joint Venture during the course of the expansion and additional debt. The Company has made a total of $27 million in capital contributions for the Terminal Expansion Project.

Azane Fuel Solutions Ammonia Bunkering
On October 25, 2023 the Company , together with Yara Growth Ventures, announced that each of them had successfully acquired a 14.5% interest in the Norwegian startup Azane Fuel Solutions AS (“Azane”) for 2.7 million EUR (approximately $3 million). Azane, a joint venture between ECONNECT Energy AS and Amon Maritime AS was founded in Norway in 2020 to develops proprietary technology and services for ammonia fuel handling, to facilitate the transition to green fuels for shipping.

Subject to customary conditions, Azane intends to build the world’s first ammonia bunkering network, with Yara Clean Ammonia already pre-ordering 15 units from Azane. The investment made by Yara and Navigator is expected to enable Azane to begin construction of its first bunkering unit for ammonia supply in Norway, aiming to kickstart the transition to zero-carbon fuels for maritime transportation. Future value creation for Azane is expected to come through international expansion with its bunkering solutions and broadening of its offerings in ammonia fuel handling technology.

Purchase of 2020 Unsecured Bonds

On September 10, 2020, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS as the bond trustee (the “2020 Bonds”). The 2020 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

In September 2023, we purchased an aggregate of $9.0 million of the 2020 Bonds in the open market using cash on hand. These purchased 2020 Bonds have not been canceled or redeemed and the Company intends to hold the bonds to maturity.

Shipping Trends
Utilization across the fleet increased from 89.0% in the second quarter of 2023 to 93.4% in the third quarter of 2023. Utilization during third quarter of 2022 was 84.9%. The increase in utilization of 8.8% is primarily driven by improvement in the market conditions for the ethylene capable vessels in our fleet.

During the third quarter of 2023, the handysize 12-month market assessment for semi-refrigerated and fully refrigerated vessels increased by $12,000 and $20,000 per calendar month (“pcm”), to $800,000 pcm and $772,000 pcm, respectively. The handysize ethylene market assessment increased by $40,000 pcm to $1,000,000 pcm.

During the third quarter of 2023 we experienced downward pressure on the ethylene arbitrage to Asia, this was balanced by increased activity on ethane movements, both transatlantic and to Asia, the latter being relatively long voyages and increasing the ton/mile. Guiding spot rates on the ethylene segment remained flat during the third quarter of 2023, however utilization and time charter assessments have improved.

We have 32 vessels engaged under time charters ("TC") and 15 vessels on spot and contracts of affreightment ("CoA"). . Our midsize and fully refrigerated vessels are fully employed on time charters, our semi-refrigerated vessels are employed under time charters and voyage charters, and most of the Ethylene capable vessels are employed on the spot market. From October 31, 2023 to October 31, 2024, we currently expect to have 38% of our ship days covered under time charter.

The fourth quarter of 2023 and the first quarter of 2024 are typically busier seasons for our fleet. We expect to see an increase in spot activity and an increase in time charter assessment as well as a continuation of the positive market developments we have recently seen.

Reconciliation of Non-GAAP Financial Measures
The following table sets forth a reconciliation of net income to EBITDA and Adjusted EBITDA for the three months ended September 30, 2023 and 2022:

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023
	(in thousands)		(in thousands)
Net income	$2,859	$21,383	$44,623	$67,728
Net interest expense	$12,996	$16,421	$36,488	$44,896
Income taxes	$426	$1,120	$1,490	$4,269
Depreciation and amortization	$32,842	$32,353	$95,661	$96,374
EBITDA(1)	$49,123	$71,277	$178,262	$213,267
Profit from sale of vessel	—	$—	$—	4,941
Unrealized gain / (loss) on non-designated derivative instruments	$2,541	$(972)	$12,437	$(2,028)
Foreign currency exchange loss/(gain) on senior secured bonds	$8,218	—	$12,558	$—
Adjusted EBITDA(1)	$41,465	$72,249	$153,267	$210,354

1EBITDA and Adjusted EBITDA are not measurements prepared in accordance with U.S. GAAP (non-GAAP financial measures). EBITDA represents net income before net interest expense, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA before profit on sale of vessel, unrealized gain or loss on non-designated derivative instruments and foreign currency exchange gain or loss on senior secured bonds.
Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to consolidated net income, cash generated from operations or any measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies.

Navigator Holdings Ltd. Announces Date for the Release of Third Quarter 2023 Results and Zoom

Tomorrow, Tuesday, November 14, 2023 at 10:00 A.M. E.S.T., the Company’s management team will host a Zoom conference call and slide presentation to discuss the financial results.

Zoom Conference Call Details
Participants should register for the conference call and slide presentation through the following link:

https://us06web.zoom.us/webinar/register/WN_5Ka5sWGlTnSGNOlXRPq1Rg

Or join by phone:
United States:    +1 929 205 6099
United Kingdom:    +44 330 088 5830

For a full list of US and international numbers available, please click on the link below:

International Dial-in numbers

Webinar ID: 854 2757 9980
Passcode: 280346

The conference call and slide presentation will be available for replay on Navigator’s website www.navigatorgas.com under Key Dates and All Reports in the Investors Centre section.

Audio Webcast:
There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). To listen to the live and archived audio file, visit our website www.navigatorgas.com and click on Key Dates under our Investors Centre page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Navigator Gas

Navigator Holdings Ltd., which we sometimes refer to as “Navigator Gas”(NYSE: NVGS), is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator Gas’ fleet consists of 56 semi- or fully-refrigerated liquefied gas carriers, 25 of which are ethylene and ethane capable. Navigator Gas plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator Gas
Attention:
Investor Relations investorrelations@navigatorgas.com and randy.giveans@navigatorgas.com
Address:    333 Clay Street, Suite 2480, Houston, Texas, U.S.A. 77002
Tel:    +1 713 373 6197 and +44 (0)20 7340 4850
London:    10 Bressenden Place, London, SW1E 5DH. Tel: +44 (0)20 7340 4850

Unaudited Results of Operations for the Three months ended September 30, 2023 Compared to the Three months ended September 30, 2022
The following table compares our operating results for the three months ended September 30, 2022 and 2023:

	Three months ended September 30, 2022	Three months ended September 30, 2023	Percentage Change
	(in thousands, except Percentage Change)
Operating revenues	$93,960	$125,541	33.6%
Operating revenues – Unigas Pool	9,615	12,227	27.2%
Operating revenues – Luna Pool collaborative arrangements	3,238	—	(100.0)%
Total operating revenue	106,813	137,768	29.0%
Expenses, net:
Brokerage commission	1,430	1,788	25.0%
Voyage expenses	20,208	20,561	1.7%
Voyage expenses – Luna Pool collaborative arrangements	3,643	19	(99.5)%
Vessel operating expenses	38,663	39,565	2.3%
Depreciation and amortization	32,842	32,353	(1.5)%
General and administrative costs	6,137	7,357	19.9%
Profit from sale of vessel	—	—	-
Other income	(60)	—	100.0%
Total operating expenses	102,863	101,643	(1.2)%
Operating Income	3,950	36,125	814.6%
Other income/(expense)
Foreign currency exchange gain on senior secured bond	5,117	—	(100.0)%
Unrealized gain / (loss) on non-designated derivative instruments	2,541	(972)	(138.3)%
Interest expense	(13,166)	(18,189)	38.3%
Interest income	170	1,768	940.0%
(Loss) / Income before taxes and share of result of equity method investments	(1,388)	18,732	(1449.6)%
Income taxes	(426)	(1,120)	162.9%
Share of result of equity method investments	4,673	3,771	(19.3)%
Net Income	2,859	21,383	647.9%
Net income attributable to non-controlling interest	(414)	(2,270)	448.3%
Net Income attributable to stockholders' of Navigator Holdings Ltd.	$2,445	$19,113	681.7%

Operating Revenues. Operating revenues, net of address commissions, was $125.5 million for the three months ended September 30, 2023, an increase of $31.6 million or 33.6% compared to $94.0 million for the three months ended September 30, 2022. This increase was primarily due to:
•    an increase in operating revenues of approximately $15.5 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $26,278 per vessel per day ($799,279 per vessel per calendar month) for the three months ended September 30, 2023, compared to an average of approximately $22,022 per vessel per day ($669,890 per vessel per calendar month) for the three months ended September 30, 2022;
•    an increase in operating revenues of approximately $9.5 million attributable to an increase in fleet utilization, which rose to 93.4% for the three months ended September 30, 2023, compared to 84.9% for the three months ended September 30, 2022;
•    an increase in operating revenues of approximately $6.2 million or 8.45%, attributable to a 333 day increase in vessel available days for the three months ended September 30, 2023, compared to the three months ended September 30, 2022. This increase was in part as a result of five handysize vessels acquired by the Navigator Greater Bay Joint Venture being fully operational during the three months ended September 30, 2023, and not included in the revenue for the three months ended September 30, 2022, and in part as a result of fewer vessels in drydock for the three months ended September 30, 2023, compared to the three months ended September 30, 2022;
•    a increase in operating revenues of approximately $0.4 million primarily attributable to a increase in pass through voyage costs for the three months ended September 30, 2023, compared to the three months ended September 30, 2022.

The following table presents selected operating data for the three months ended September 30, 2023, and 2022, which we believe are useful in understanding the basis for movement in our operating revenues.

	Three months ended September 30, 2022	Three months ended September 30, 2023
* Fleet Data:
Weighted average number of vessels	44.0	47.0
Ownership days	4,048	4,324
Available days	3,943	4,276
Earning days	3,349	3,995
Fleet utilization	84.94%	93.43%
** Average daily time charter equivalent rate	$22,022	$26,278

* Fleet Data - Our nine owned smaller vessels in the independent commercially managed Unigas Pool and the vessels owned by Pacific Gas in our Luna Pool prior to their acquisition by the Navigator Greater Bay Joint Venture are not included in this data.

** Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements and revenues from the Unigas Pool), less any voyage expenses (excluding collaborative arrangements), by the number of earning days for the relevant period. TCE exclude the effects of the collaborative arrangements, as earning days and fleet utilization, on which TCE are based, are calculated for our owned vessels, and not the average of all pool vessels. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE, as we believe it provides additional meaningful information in conjunction with net operating revenues because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other companies.
Reconciliation of Operating Revenues to TCE rate
The following table represents a reconciliation of operating revenues to TCE rate. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three months ended September 30, 2022	Three months ended September 30, 2023
	(in thousands, except earning days and average daily time charter equivalent rate)
Fleet Data:
*** Operating revenue	$93,960	$125,541
*** Voyage expenses	20,208	20,561
Operating revenue less voyage expenses	73,752	104,980
Earning days	3,349	3,995
Average daily time charter equivalent rate	$22,022	$26,278
***Operating revenues and voyage expenses excluding collaborative arrangements and Unigas pool.

Operating Revenues – Unigas Pool. Operating revenues – Unigas Pool was $12.2 million for the three months ended September 30, 2023 compared to $9.6 million for the three months ended September 30, 2022 and represents our share of the revenues earned from our nine vessels operating within the Unigas Pool, based on agreed pool points.
Operating Revenues – Luna Pool Collaborative Arrangements. Pool earnings are aggregated and then allocated (after deducting pool overheads and managers' fees) to the Pool Participants in accordance with the Pooling Agreement. Operating revenues - Luna Pool collaborative arrangements was $nil for the three months ended September 30, 2023, compared to $3.2 million for the three months ended September 30, 2022 and represents our share of pool net revenues generated by the other participant’s vessels in the pool, prior to the acquisition of the vessels by Navigator Greater Bay Joint Venture. This decrease was primarily as a result of the arrangement ending following the acquisition of the final vessel Navigator Vega on April 13, 2023.
Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenues, increased by $0.4 million or 25.0% to $1.8 million for the three months ended September 30, 2023, from $1.4 million for the three months ended September 30, 2022, primarily due to an increase in operating revenues on which brokerage commissions are based.
Voyage Expenses. Voyage expenses increased by $0.4 million or 1.7% to $20.6 millionfor the three months ended September 30, 2023, from $20.2 million for the three months ended September 30, 2022. These voyage expenses are pass through costs, corresponding to an increase in operating revenues of the same amount.
Voyage Expenses – Luna Pool Collaborative Arrangements. Voyage expenses – Luna Pool collaborative arrangements were $nil$— million for the three months ended September 30, 2023, compared to $3.6 million for the three months ended September 30, 2022. These voyage expenses – Luna Pool collaborative arrangements represent the other participant’s share of pool net revenues generated by both our vessels and those of the Navigator Greater Bay Joint Venture in the pool This decrease was primarily as a result of the arrangement ending following the acquisition of the final vessel Navigator Vega on April 13, 2023.

Vessel Operating Expenses. Vessel operating expenses increased by $0.9 million or 2.3% to $39.6 million for the three months ended September 30, 2023, from $38.7 million for the three months ended September 30, 2022. Average daily vessel operating expenses decreased by $250 per vessel per day, or 3.2%, to $7,680 vessel per day for the three months ended September 30, 2023, compared to $7,930 per vessel per day for the three months ended September 30, 2022.
Depreciation and Amortization. Depreciation and amortization decreased by $0.5 million . Depreciation and amortization included amortization of capitalized drydocking costs of $4.4 million and $5.5 million for the three months ended September 30, 2023 and 2022, respectively.
General and Administrative Costs. General and administrative costs increased by $1.2 million or 19.9% to $7.4 million for the three months ended September 30, 2023, from $6.1 million for the three months ended September 30, 2022.
Non-operating Results

Foreign Currency Exchange Gain on Senior Secured Bonds.  In December 2022, we redeemed all of the 600 million Norwegian Kroner then outstanding principal amount of our senior secured bonds (the “2018 Bonds”) and no exchange gains and losses were recorded for the three months ended September 30, 2023. A foreign currency exchange gain of $5.1 million was recorded for the three months ended September 30, 2022, as a result of the Norwegian Kroner weakening against the U.S. Dollar.

Foreign Currency Exchange Gain on Senior Secured Bonds.  In December 2022, we redeemed all of the 600 million Norwegian Kroner then outstanding principal amount of our senior secured bonds (the “2018 Bonds”) and no exchange gains and losses were recorded for the three months ended September 30, 2023. A foreign currency exchange gain of $5.1 million was recorded for the three months ended September 30, 2022, as a result of the Norwegian Kroner weakening against the U.S. Dollar.

Unrealized Gains / (Losses) on Non-designated Derivative Instruments. The unrealized loss of $1.0 million on non-designated derivative instruments for the three months ended September 30, 2023, relates to a fair value loss on interest rate swaps across a number of our secured term loan and revolving credit facilities, as a result of a decrease in forward U.S. Libor and Secured Overnight Financing Rate (“SOFR”) interest rates relative to the fixed rates applicable on these secured term loan and revolving credit facilities. The unrealized gains on non-designated derivative instruments of $2.5 million for the three months ended September 30, 2022, primarily related to fair value gains of $7.6 million on our interest rate swaps across a number of our secured term loan and revolving credit facilities, as a result of continued increases in forward U.S. Libor interest rates relative to the fixed rates applicable on these secured term loan and revolving credit facilities, off-set by a loss on our cross-currency interest rate swap of $5.1 million which was due to further strengthening of the U.S. Dollar against the Norwegian Kroner.

Interest Expense. Interest expense increased by $5.0 million, or 38.3%, to $18.2 million for the three months ended September 30, 2023, from $13.2 million for the three months ended September 30, 2022. This is primarily as a result of increases in U.S. Libor and SOFR rates and the draw down of facilities that provided financing for the acquisition of five ethylene carriers by the Navigator Greater Bay Joint Venture.
Income Taxes. Income taxes relate to taxes on our subsidiaries incorporated in the United States of America, as well as other countries around the world where we have subsidiaries. Income taxes increased to $1.1 million for the three months ended September 30, 2023, compared to $0.4 million for the three months ended September 30, 2022, primarily as a result of current and deferred taxes on our portion of the profits from the Ethylene Export Terminal.
Share of Result of Equity Method Investments. The share of the result of the Company’s 50% ownership in the Export Terminal Joint Venture was an income of $3.8 million for the three months ended September 30, 2023, compared to an income of $4.7 million for the three months ended September 30, 2022. This decrease is a result of higher gas prices resulting in reduced throughput rates, offset by increased volumes exported through the Ethylene Export Terminal, of 249,857 tons for the three months ended September 30, 2023, compared to 189,140 tons for the three months ended September 30, 2022,
Non-Controlling Interest. We entered into a sale and leaseback arrangement in November 2019 with a wholly-owned special purpose vehicle of a financial institution (“Lessor SPV”). Although we do not hold any equity investments in this Lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this Variable Interest Entity ("VIE") into our financial results. The net income attributable to the Lessor SPV was $0.4 million and this is presented as a non-controlling interest for each period for both the three months ended September 30, 2023, and three months ended September 30, 2022.
In September 2022, the Company entered into the Navigator Greater Bay Joint Venture to acquire five ethylene vessels, Navigator Luna, Navigator Solar, Navigator Castor, Navigator Equator and Navigator Vega. The joint venture is owned 60% by the Company and 40% by Greater Bay Gas. The Navigator Greater Bay Joint Venture is accounted for as a consolidated subsidiary in our consolidated financial statements, with the 40% owned by Greater Bay Gas accounted for as a non-controlling interest. A gain attributable to Greater Bay Gas of $1.9 million is presented as the non-controlling interest in our financial results for the three months ended September 30, 2023.

Our Fleet

The following table sets forth our vessels as of November 13, 2023:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date
Ethylene/ethane capable semi-refrigerated midsize
Navigator Aurora	2016	37,300	Time Charter	Ethane	December 2026
Navigator Eclipse	2016	37,300	Time Charter	Ethane	March 2026
Navigator Nova	2017	37,300	Time Charter	Ethane	September 2026
Navigator Prominence	2017	37,300	Time Charter	Ethane	March 2025

Ethylene/ethane capable semi-refrigerated handysize
Navigator Pluto*	2000	22,085	Drydock	—	—
Navigator Saturn*	2000	22,085	Time Charter	Ethylene	April 2024
Navigator Venus*	2000	22,085	Spot Market	Ethylene	—
Navigator Atlas*	2014	21,000	Spot Market	Ethylene	—
Navigator Europa*	2014	21,000	Time Charter	Ethane	December 2023
Navigator Oberon*	2014	21,000	Spot Market	Ethylene	—
Navigator Triton*	2015	21,000	Spot Market	Ethylene	—
Navigator Umbrio*	2015	21,000	Time Charter	Ethane	December 2023
Navigator Luna*	2018	17,000	Spot Market	Ethylene	—
Navigator Solar*	2018	17,000	Spot Market	Ethylene	—
Navigator Castor*	2019	22,000	Spot Market	Ethylene	—
Navigator Equator*	2019	22,000	Spot Market	Ethylene	—
Navigator Vega*	2019	22,000	Spot Market	Ethylene	—

Ethylene/ethane capable semi-refrigerated smaller size
Happy Condor**	2008	9,000	Unigas Pool	—	—
Happy Pelican**	2012	6,800	Unigas Pool	—	—
Happy Penguin**	2013	6,800	Unigas Pool	—	—
Happy Kestrel**	2013	12,000	Unigas Pool	—	—
Happy Osprey**	2013	12,000	Unigas Pool	—	—
Happy Peregrine**	2014	12,000	Unigas Pool	—	—
Happy Albatross**	2015	12,000	Unigas Pool	—	—
Happy Avocet**	2017	12,000	Unigas Pool	—	—

Semi-refrigerated handysize
Navigator Aries	2008	20,750	Time Charter	LPG	January 2024
Navigator Capricorn	2008	20,750	Time Charter	Butane	October 2024
Navigator Gemini	2009	20,750	Spot Market	Butadiene	—
Navigator Pegasus	2009	22,200	Time Charter	Propylene	March 2024
Navigator Phoenix	2009	22,200	Time Charter	Ammonia	September 2024
Navigator Scorpio	2009	20,750	Time Charter	LPG	January 2024

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date
Navigator Taurus	2009	20,750	Time Charter	Ammonia	January 2024
Navigator Virgo	2009	20,750	Time Charter	Butane	April 2024
Navigator Leo	2011	20,600	Time Charter	LPG	December 2023
Navigator Libra	2012	20,600	Time Charter	LPG	December 2023
Atlantic Gas	2014	22,000	Time Charter	LPG	February 2024
Adriatic Gas	2015	22,000	Time Charter	LPG	November 2024
Balearic Gas	2015	22,000	Time Charter	LPG	December 2023
Celtic Gas	2015	22,000	Spot Market	Butadiene	—
Navigator Centauri	2015	21,000	Time Charter	LPG	May 2024
Navigator Ceres	2015	21,000	Time Charter	LPG	June 2024
Navigator Ceto	2016	21,000	Time Charter	LPG	May 2024
Navigator Copernico	2016	21,000	Time Charter	LPG	May 2024
Bering Gas	2016	22,000	Spot Market	Butadiene	—
Navigator Luga	2017	22,000	Time Charter	LPG	July 2024
Navigator Yauza	2017	22,000	Time Charter	LPG	July 2024
Arctic Gas	2017	22,000	Spot Market	Butadiene	—
Pacific Gas	2017	22,000	Time Charter	LPG	May 2024

Semi-refrigerated smaller size
Happy Falcon**	2002	3,770	Unigas Pool	—

Fully-refrigerated
Navigator Glory	2010	22,500	Time Charter	Ammonia	June 2025
Navigator Grace	2010	22,500	Time Charter	Ammonia	January 2025
Navigator Galaxy	2011	22,500	Time Charter	Ammonia	December 2024
Navigator Genesis	2011	22,500	Time Charter	Ammonia	January 2025
Navigator Global	2011	22,500	Spot Market	—	—
Navigator Gusto	2011	22,500	Time Charter	Ammonia	March 2024
Navigator Jorf	2017	38,000	Time Charter	Ammonia	August 2027

* denotes our owned vessels that operate within the Luna Pool
** denotes our owned vessels that operate within the independently managed Unigas Pool

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Balance Sheets
(Unaudited)

	December 31, 2022	September 30, 2023
	(in thousands, except share data)
Assets
Current Assets
Cash, cash equivalents and restricted cash	$153,194	$178,666
Accounts receivable, net of allowance for credit losses	$18,245	$17,079
Accrued income	$9,367	$12,029
Prepaid expenses and other current assets	$21,152	$24,721
Bunkers and lubricant oils	$8,548	$12,473
Insurance receivable	$1,452	$1,833
Amounts due from related parties	$16,363	$30,905
Total current assets	$228,321	$277,706
Non-current Assets
Vessels, net	$1,692,494	$1,782,245
Property, plant and equipment, net	$198	$56
Intangible assets, net of accumulated amortization	$239	$240
Equity method investments	$148,534	$156,818
Derivative assets	$21,955	$19,928
Right-of-use asset for operating leases	$3,625	$3,009
Prepaid expenses and other non-current assets	$1,372	$—
Total non-current assets	$1,868,417	$1,962,296
Total Assets	$2,096,738	$2,240,002
Liabilities and Stockholders’ Equity
Current Liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$99,009	$120,006
Current portion of operating lease liabilities	$219	$278
Accounts payable	$7,773	$9,527
Accrued expenses and other liabilities	$24,708	$18,396
Accrued interest	$4,211	$2,575
Deferred income	$23,108	$25,745
Amounts due to related parties	$595	$591
Total current liabilities	$159,623	$177,118
Non-current Liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	$608,338	$700,318
Senior unsecured bond, net of deferred financing costs	$98,943	$90,238
Operating lease liabilities, net of current portion	$4,032	$3,994
Deferred tax liabilities	$4,250	$6,970
Amounts due to related parties	$48,140	$42,985
Total non-current liabilities	$763,703	$844,505
Total Liabilities	$923,326	$1,021,623
Commitments and Contingencies
Stockholders’ Equity
Common stock—$0.01 par value per share; 400,000,000 shares authorized; 73,285,088 shares issued and outstanding, (December 31, 2022: 76,804,474)	769	734
Additional paid-in capital	798,188	799,100
Accumulated other comprehensive loss	(463)	(103)
Retained earnings	364,000	377,237
Total Navigator Holdings Ltd. Stockholders’ Equity	1,162,494	1,176,968
Non-controlling interest	10,918	41,411
Total equity	1,173,412	1,218,379
Total Liabilities and Stockholders’ Equity	$2,096,738	$2,240,002

Condensed Consolidated Statements of Operations
(Unaudited)

	Three months ended September 30, (in thousands except share and per share data)
	2022	2023
Revenues
Operating revenues	$93,960	$125,541
Operating revenues – Unigas Pool	9,615	12,227
Operating revenues – Luna Pool collaborative arrangements	3,238	—
Total operating revenue	106,813	137,768
Expenses
Brokerage commission	1,430	1,788
Voyage expenses	20,208	20,561
Voyage expenses – Luna Pool collaborative arrangements	3,643	19
Vessel operating expenses	38,663	39,565
Depreciation and amortization	32,842	32,353
General and administrative costs	6,137	7,357
Profit from sale of vessel	—	—
Other income	(60)	—
Total operating expenses	$102,863	$101,643
Operating Income	$3,950	$36,125
Other income/(expense)
Foreign currency exchange gain on senior secured bond	5,117	—
Unrealized gain / (loss) on non-designated derivative instruments	2,541	(972)
Write off of deferred financing costs	—	—
Interest expense	(13,166)	(18,189)
Interest income	170	1,768
(Loss) / Income before taxes and share of result of equity method investments	$(1,388)	$18,732
Income taxes	(426)	(1,120)
Share of result of equity method investments	4,673	3,771
Net Income	$2,859	$21,383
Net income attributable to non-controlling interest	(414)	(2,270)
Net Income attributable to stockholders' of Navigator Holdings Ltd.	$2,445	$19,113
Earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Dividend Paid	$—	$0.05
Basic:	$0.03	$0.26
Diluted:	$0.03	$0.26
Weighted average number of shares outstanding:
Basic:	77,264,139	73,449,619
Diluted:	77,574,995	74,032,887

Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Nine months ended September 30, 2022	Nine months ended September 30, 2023
	(in thousands)
Cash flows from operating activities
Net income	$44,623	$67,728
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized (gains)/losses on non-designated derivative instruments	(12,437)	2,028
Depreciation and amortization	95,661	96,374
Payment of drydocking costs	(11,466)	(9,842)
Amortization of share-based compensation	670	912
Amortization of deferred financing costs	2,992	3,074
Share of result of equity method investments	(17,933)	(15,067)
Profit from sale of vessel	(358)	(4,941)
Unrealized foreign exchange gain on senior secured bonds	(12,558)	—
Other unrealized foreign exchange (loss)	(2,450)	(232)
Changes in operating assets and liabilities
Accounts receivable	9,788	1,166
Insurance claim receivable	(2,229)	(2,212)
Bunkers and lubricant oils	322	(3,925)
Accrued income and prepaid expenses and other current assets	(7,283)	(4,245)
Accounts payable, accrued interest, accrued expenses and other liabilities	(979)	(744)
Amounts due to related parties	5,157	(14,542)
Net cash provided by operating activities	91,520	115,532
Cash flows from investing activities
Additions to vessels and equipment	(2,793)	(191,727)
Contributions to equity method investments	—	(18,036)
Distributions from equity method investments	20,562	24,819
Purchase of other property, plant and equipment	(36)	(185)
Net proceeds from sale of vessels	26,449	20,720
Insurance recoveries	6,013	1,832
Net cash provided by/(used in) investing activities	50,195	(162,577)
Cash flows from financing activities
Proceeds from secured term loan facilities	—	323,561
Issuance costs of secured term loan facilities	—	(3,548)
Repurchase of share capital	—	(47,634)
Dividend paid	—	(3,670)
Purchase of senior unsecured bonds	—	(9,047)
Repayment of vessel financing to related parties	(4,770)	(5,155)
Repayment of secured term loan facilities and revolving credit facilities	(106,078)	(209,530)
Cash received from non-controlling interest	—	27,266
Net cash (used in)/provided by financing activities	(110,848)	72,243
Effect of exchange rate changes on cash, cash equivalent and restricted cash	2,007	274
Net increase in cash, cash equivalents and restricted cash	32,874	25,472
Cash, cash equivalents and restricted cash at beginning of period	124,223	153,194
Cash, cash equivalents and restricted cash at end of period	$157,097	$178,666
Supplemental Information
Total interest paid during the period, net of amounts capitalized	$33,820	$41,109
Total tax paid during the period	$1,420	$1,244

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
This press release contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this press release. These risks and uncertainties include but are not limited to:
future operating or financial results;
•potential acquisitions, and joint ventures, business strategy and expected capital spending;
•operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;
•fluctuations in currencies and interest rates;
•general market conditions and shipping market trends, including charter rates and factors affecting vessel supply and demand;
•our ability to continue to comply with all our debt covenants;
•our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;
•estimated future capital expenditures needed to preserve our capital base;
•our expectations about the availability of vessels to purchase, or the useful lives of our vessels;
•our continued ability to enter into long-term, fixed-rate time charters with our customers;
•our vessels engaging in ship to ship transfers of liquified petroleum gas (“LPG”) or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;
•the impact of the Russian invasion of Ukraine and economic sanctions related thereto;
•the conflict between Israel and Hamas in the Gaza region and other geopolitical tensions;
•our ability to employ and retain suitably experienced commercial and technical staff;
•changes in governmental rules and regulations or actions taken by regulatory authorities;
•global epidemics or other health crises such as the outbreak of COVID-19, including its impact on our business;
•potential liability from future litigation;
•our expectations relating to share repurchases and the payment of dividends;
•our ability to maintain appropriate internal control over financial reporting and, our disclosure controls and procedures;
•failure of a key information technology system or process or exposure to fraud, security breaches or cyber attacks;
•the impact of cyber crime and changing financial fraud environment.
•our expectations regarding the financial success of the Ethylene Export Terminal (as defined below) and our related Export Terminal Joint Venture (as defined below) and our expectations regarding the completion of construction, and the financial success of the Terminal Expansion Project (as defined below);
•our expectations regarding the financial success of our Luna Pool collaborative arrangement and our Navigator Greater Bay Joint Venture (as defined below); and
•other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.
All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Category: Financial